[redacted]

SEC 10028649 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65311

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Maymont Partners, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1801 Libbie Avenue, Ste. 104
(No. and Street)

Richmond (City) VA (State) 23226 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Davis Vick (804) 497-3958
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

7200 Glen Forest Dr, Suite 200 (Address) Richmond (City) VA (State) 23226 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 4/1

OATH OR AFFIRMATION

I, Richard A. Rhoads, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Maymont Partners, Inc.**, as of **December 31, 2009**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Executive Officer
Title

Notary Public 7081382
10/31/11

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Maymont Partners, Inc.

Financial Report
December 31, 2009

Contents

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report

To the Stockholders
Maymont Partners, Inc.
Richmond, Virginia

We have audited the accompanying statement of financial condition of Maymont Partners, Inc. (the Company) as of December 31, 2009, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Maymont Partners, Inc. for the year ended December 31, 2008, were audited by other auditors whose report, dated February 24, 2009, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2009 financial statements referred to above present fairly, in all material respects, the financial position of Maymont Partners, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Richmond, Virginia
March 30, 2010

Maymont Partners, Inc.

Statements Of Financial Condition
December 31, 2009 And 2008

Assets		2009		2008
Cash	$	177,838	$	769,885
Commissions receivable, less allowance for doubtful accounts of $40,000 for 2009; $0 for 2008		59,328		190,119
Demand notes		30,000		-
Prepaid expenses and other assets		11,910		6,451
Furniture, equipment, and vehicle, less accumulated depreciation of $16,795 for 2009; $8,347 for 2008		45,900		3,973
Total assets	$	324,976	$	970,428

Liabilities and Stockholders' Equity				
Liabilities				
Commissions payable	$	41,334	$	215,831
Accounts payable and accrued expenses		25,769		10,811
Note payable		41,980		-
Total liabilities		109,083		226,642
Commitments And Contingencies (Notes 4 and 9)				
Stockholders' Equity				
Common stock, no par value; authorized 5,000 shares; issued and outstanding 1,000 shares		-		-
Retained earnings		215,893		743,786
		215,893		743,786
Total liabilities and stockholders' equity	$	324,976	$	970,428

See Notes To Financial Statements.

Maymont Partners, Inc.

Statements Of Operations
Years Ended December 31, 2009 And 2008

	2009	2008
Revenue:		
Commissions	$ 1,381,638	$ 4,983,230
Other	1,069	2,400
Total revenue	1,382,707	4,985,630
Expenses:		
Commissions	382,372	1,086,166
Compensation	332,924	331,838
Travel and entertainment	76,382	112,914
Provision for doubtful accounts	40,000	-
Occupancy	26,655	23,678
Regulatory fees	26,163	7,120
Technology and telecommunications	22,895	27,365
Other	22,350	53,364
Professional fees	12,411	25,007
Depreciation	8,448	3,327
Total expenses	950,600	1,670,779
Net income	$ 432,107	$ 3,314,851

See Notes To Financial Statements.

Maymont Partners, Inc.

Statements Of Changes In Stockholders' Equity
Years Ended December 31, 2009 And 2008

	Common Stock	Retained Earnings	Total Equity
Balance, January 1, 2008	$ -	$ 408,935	$ 408,935
Net income	-	3,314,851	3,314,851
Distributions to stockholders	-	(2,980,000)	(2,980,000)
Balance, December 31, 2008	-	743,786	743,786
Net income	-	432,107	432,107
Distributions to stockholders	-	(960,000)	(960,000)
Balance, December 31, 2009	$ -	$ 215,893	$ 215,893

See Notes To Financial Statements.

Maymont Partners, Inc.

Statements Of Cash Flows
Years Ended December 31, 2009 And 2008

	2009	2008
Cash Flows From Operating Activities		
Net income	$ 432,107	$ 3,314,851
Adjustments to reconcile net income to		
net cash provided by operating activities:		
Provision for doubtful accounts	40,000	-
Depreciation	8,448	3,327
Changes in assets and liabilities:		
(Increase) decrease in:		
Commissions receivable	90,791	194,841
Prepaid expenses and other assets	(5,459)	(2,056)
Increase (decrease) in:		
Commissions payable	(174,497)	(8,781)
Accounts payable and accrued expenses	14,958	(14,261)
Net cash provided by operating activities	406,348	3,487,921
Cash Flows From Investing Activities		
Purchase of furniture, equipment, and vehicle	(50,375)	(1,669)
Issuance of demand notes	(30,000)	-
Net cash used in investing activities	(80,375)	(1,669)
Cash Flows From Financing Activities		
Proceeds from note payable	50,375	-
Payments on note payable	(8,395)	-
Distributions to stockholders	(960,000)	(2,980,000)
Net cash used in financing activities	(918,020)	(2,980,000)
Net increase (decrease) in cash	(592,047)	506,252
Cash		
Beginning	769,885	263,633
Ending	$ 177,838	$ 769,885

See Notes To Financial Statements.

Note 1. Nature Of Business And Significant Accounting Policies

Nature of business: Maymont Partners, Inc. (the Company), is a registered broker-dealer with the Securities and Exchange Commission (SEC), and a member of the Financial Industry Regulatory Authority (FINRA). The Company introduces private limited partnership interests or shares in hedge funds and funds of funds to institutions and accredited individual investors. The Company does not require the services of a clearing firm in order to conduct its business.

The Company operates under the exemptive provisions of paragraph (k)(2)(i) of rule 15c3-3 of the SEC. Therefore, the Company does not have customer accounts and thus does not carry margin accounts, or receive customer funds or securities which it would have to transmit promptly in connection with its activities as a broker or dealer. The Company does not otherwise hold funds or securities for or owe money to customers, nor does it have financial transactions between the broker or dealer and customers through which bank accounts have been designated as Special Accounts for the Exclusive Benefit of Customers of the Company.

A summary of significant accounting policies follows:

The Company follows accounting standards established by the Financial Accounting Standards Board (the FASB) to ensure consistent reporting of financial condition, results of operation, and cash flows. References to Generally Accepted Accounting Principles (GAAP) in these notes are to the *FASB Accounting Standards Codification*, sometimes referred to as the Codification or ASC. The Codification is effective for periods ended on or after September 15, 2009.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates in the financial statements include commission revenue and related commission expenses. Actual results could differ from those estimates.

Commission revenue and expenses: The Company recognizes fee revenue from new private placement investment transactions on a trade-date basis as placement transactions occur. Ongoing revenue earned from previous placement transactions (Trailing Commissions) is recognized as earned based on the terms of the underlying placement agreements, which are based on the estimated net asset values of the private placement investments. Commission expenses, and related payables, are amounts paid to registered representatives of the Company based on a percentage of the estimated commissions revenue generated. Changes in revenue earned for Trailing Commissions, and related commission expenses, are recorded as a change in estimate during the period in which the change occurs.

Commissions receivable: Commissions receivable represents amounts due from other parties for transactions executed through December 31, 2009 and 2008, less an estimate made for doubtful receivables based on a review of all outstanding amounts. Management determines the allowance for doubtful accounts by reserving against receivables deemed doubtful as to collection. Commissions receivable are written off when deemed uncollectible. Recoveries of amounts receivable previously written off are recorded as income when received. Due to the doubtful collectability, interest is not accrued on past due commissions receivable balances.

Furniture, equipment, and vehicle: Furniture, equipment, and vehicle are stated at cost less accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated service lives of the respective classes of property.

Note1. Nature Of Business And Significant Accounting Policies (Continued)

Credit risk: The Company maintains deposits with high-quality financial institutions in amounts that at times may exceed federally insured limits; however, the Company does not believe it is exposed to any significant credit risk.

Concentrations: Two investment managers, one of which is a related party (see Note 5), accounted for approximately 96% and 99% of the total commissions revenue during the years ended December 31, 2009 and 2008, respectively. The loss of placement agreements with either of these investment managers could have a material adverse effect on the Company.

Income taxes: On January 1, 2009, the Company adopted the accounting standard on accounting for uncertainty in income taxes, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under this guidance, the Company may recognize the tax benefit from an uncertain tax position only if it is more-likely-than-not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The guidance on accounting for uncertainty in income taxes also addresses de-recognition, classification, interest and penalties on income taxes, and accounting in interim periods. The Company would recognize any interest and penalties on income taxes as a component of income tax expense in the statements of operations.

Reclassifications: Certain prior year amounts in the financial statements have been reclassified to conform to the current year presentation.

Note 2. Income Tax Status

The Company, with the consent of its stockholders, has elected to be taxed under sections of federal and the Commonwealth of Virginia income tax law, which provide that, in lieu of corporation income taxes, the stockholders separately account for their pro rata shares of the Company's items of income, deductions, losses and credits. As a result of this election, no income taxes have been recognized in the accompanying financial statements.

FASB issued new guidance on accounting for uncertainty in income taxes. The Company adopted this new guidance for the year ended December 31, 2009. Management has evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. With few exceptions, the Company is no longer subject to income tax examinations by the U.S. federal, state or local tax authorities for years before 2007.

Note 3. Demand Notes

During 2009, the Company issued demand notes to a registered representative of the Company. The notes bear interest at a rate equal to the current LIBOR rate plus 1.85% per annum, compounded annually, based on the actual days the notes are outstanding. The notes are due upon demand with 30 days notice by the Company. At December 31, 2009, the total of demand notes and accrued interest outstanding is $30,434.

Maymont Partners, Inc.

Notes To Financial Statements

Note 4. Note Payable

During 2009, the Company obtained financing to purchase a vehicle. The loan is secured by the vehicle and is payable in 60 monthly payments, maturing in February 2014. The loan does not bear interest. Future minimum obligations at December 31, 2009 are as follows:

Years Ending December 31,		
2010	$	10,075
2011		10,075
2012		10,075
2013		10,075
2014		1,680
	$	41,980

Note 5. Related Party Transactions

Several stockholders of the Company are also stockholders of an investment manager from which the Company derives commission revenue. Commission revenue earned from this investment manager totaled $321,245 and $976,823 for the years ended December 31, 2009 and 2008, respectively, of which $59,328 and $170,081 were receivable as of December 31, 2009 and 2008, respectively.

The Company receives partial reimbursement from a stockholder for his personal use of the Company's vehicle. Amounts received by the Company for the years ended December 31, 2009 and 2008, totaled $6,103 and $4,494, respectively.

Note 6. Retirement Plan

The Company has a salary deferral plan under Section 401(k) of the Internal Revenue Code for its eligible employees. The plan allows eligible employees to defer compensation up to the maximum statutory limit. Employer contributions are at the discretion of the Company. In 2009 and 2008, the Company elected to contribute $6,749 and $7,255, respectively.

Note 7. Net Capital Requirements

The Company is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Company had net capital of $110,089, which was $102,817 in excess of its required net capital of $7,272. The Company's net capital ratio was 0.99 to 1.

Note 8. Indemnifications

The Company provides representations and warranties to counterparties in connection with a variety of transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 9. Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date that the financial statements were issued. Effective January 29, 2010 the Company made distributions to stockholders totaling $60,000.

Maymont Partners, Inc. Schedule I

Computation Of Net Capital Under SEC Rule 15c3-1
December 31, 2009

Net Capital		
Stockholders' Equity	$	215,893
Nonallowable assets		
Commissions receivable		(17,994)
Furniture, equipment, and vehicle		(45,900)
Demand notes		(30,000)
Prepaid expenses and other assets		(11,910)
Total nonallowable assets		(105,804)
Net capital	$	110,089
Aggregate Indebtedness	$	109,083
Computation of Basic Net Capital Requirements		
Minimum net capital requirement (the greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	7,272
Excess net capital	$	102,817
Ratio of aggregate indebtedness to net capital		0.99 to 1

Note: There are no material differences between the above computation and the Company's corresponding amended unaudited Part II of Form X-17A-5 as of December 31, 2009.

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report
On Internal Control

To the Stockholders
Maymont Partners, Inc.
Richmond, Virginia

In planning and performing our audit of the financial statements of Maymont Partners, Inc. (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Stockholders, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Richmond, Virginia
March 30, 2010

Maymont Partners, Inc.

Financial Report
December 31, 2009

Maymont Partners, Inc.

Agreed-Upon Procedures
Schedule of Assessment and Payments Transitional Assessment Reconciliation (Form SIPC-7T)
The Period From April 1, 2009 Through December 31, 2009

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING RECEIVED MAR 3 1 2010 WASH, D.C. SECTION 21

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65311

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Maymont Partners, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1801 Libbie Avenue, Ste. 104
(No. and Street)

Richmond (City) VA (State) 23226 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Davis Vick (804) 497-3958
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

7200 Glen Forest Dr, Suite 200 (Address) Richmond (City) VA (State) 23226 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard A. Rhoads, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Maymont Partners, Inc.**, as of **December 31, 2009**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Executive Officer
Title

Notary Public 7081382
10/31/11

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McGladrey & Pullen

Certified Public Accountants

Independent Accountants' Report On Applying Agreed-Upon Procedures

To the Stockholders
Maymont Partners, Inc.
1801 Libbie Avenue, Suite 104
Richmond, VA 23226

Attention: Richard A. Rhoads, CEO

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009, to December 31, 2009, which were agreed to by Maymont Partners, Inc. (the Company), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries and check numbers 2388 and 2477, noting no differences.
2. Compared the Total Revenue amounts of the audited financial statements for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009, noting no differences.
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Richmond, Virginia
March 30, 2010

Maymont Partners, Inc.

Schedule of Assessment Payments
Year Ended December 31, 2009

Payee	Payment Amount	Payment Date
SIPC P.O. Box 92185 Washington DC 20090	$ 150	January 5, 2009
SIPC P.O. Box 92185 Washington DC 20090	797	July 28, 2009
	$ 947	

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)]		$ 2,209.00
B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest)		(947.00)
7-28-09 Date Paid		
C. Less prior overpayment applied		(—)
D. Assessment balance due or (overpayment)		1,262.00
E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum		0
F. Total assessment balance and interest due (or overpayment carried forward)		$ 1,262.00
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 1,262.00	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the ____ day of ________, 20____.

(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending 12-31, 2009
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 883,439.00

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. — ―

(2) Net loss from principal transactions in securities in trading accounts. — ―

(3) Net loss from principal transactions in commodities in trading accounts. — ✓

(4) Interest and dividend expense deducted in determining item 2a. — ―

(5) Net loss from management of or participation in the underwriting or distribution of securities. — ✓

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. — ―

(7) Net loss from securities in investment accounts. — ―

Total additions — ―

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — ―

(2) Revenues from commodity transactions. — ―

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — ―

(4) Reimbursements for postage in connection with proxy solicitation. — ―

(5) Net gain from securities in investment accounts. — ―

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. — ―

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). — ―

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): — ―

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. — $ ______

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). — $ ______

Enter the greater of line (i) or (ii) — ―

Total deductions — ―

2d. SIPC Net Operating Revenues — $ 883,439.00

2e. General Assessment @ .0025 — $ 2,209.00 (to page 1 but not less than $150 minimum)

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